Prospectus Supplement
John Hancock CQS Asset Backed Securities Fund (the fund)
Supplement dated December 9, 2025 to the current Prospectus, as may be supplemented (the Prospectus)
Effective immediately, the disclosure under the sub-section titled “Regulatory Capital Relief Investments” of the “RISK FACTORS” section of the Prospectus is amended and restated as follows:
Regulatory capital relief investments are SRTs. These transactions enable a bank or other issuer to transfer the credit risk associated with a pool of underlying obligations (or “reference assets”) to investors in order to obtain regulatory capital relief, risk limit relief, and/or credit risk hedging with respect to the reference assets. Regulatory capital relief investments are often structured as credit-linked notes which are a type of Principal Protected Notes (PPNs). These credit-linked notes may reference a variety of bank balance sheets assets, including revolving credit facilities and term loans backed by large, medium and small enterprises, commercial real estate loans, auto loans, mortgages, equipment loans and leases, trade receivables and farm/agricultural loans, among others. SRTs may provide leveraged exposure to reference assets through leverage inherent to the SRT or through leverage obtained by financing.
Under these transactions, a third-party investor, agrees to absorb losses on a designated loan portfolio in exchange for a protection payment, which for a credit-linked note would be structured as an interest coupon. The coupon is typically floating rate, with the coupon spread negotiated before closing based on the level of perceived credit protection the bank is receiving relative to the level of risk the investor is undertaking. By transferring the risk of credit losses from these assets away from a bank’s balance sheet, the bank can reduce the amount of regulatory capital it is required to hold against the reference assets without having to take actions such as selling assets or raising equity capital. Because there may be a contractual relationship only with the counterparty to the interest coupon, and not with the obligor of the reference asset (“reference obligor”), there is generally no right to directly enforce compliance by the reference obligor nor will there be any rights of setoff against the reference obligor with respect to the reference asset. There will be no direct benefit from the collateral supporting the reference asset and no access to the traditional remedies available therewith. Additionally, in the event of insolvency of the counterparty, it is possible to be treated as a general creditor of such counterparty and to have no claim with respect to the reference asset.
Under any such trades into which an investor enters, such investor will be exposed to the credit risk of the underlying portfolio, and if the loans in the portfolio default–which may be more likely if there is a general deterioration in credit markets–the principal of the investor’s credit-linked notes will be used to cover the losses. There may be a risk that the international regulatory framework for banks (known as ‘Basel III’) of the Bank for International Settlements, when fully implemented, may discourage such regulatory capital relief trades and/or may force banks to unwind some or all existing transactions. Most existing credit-linked note transactions can be unwound at the option of the issuer (typically a bank) to address changes in regulation, in which case the then-outstanding principal balance of an investor’s credit-linked notes would be returned to the investor, net of amounts previously drawn to cover losses.
You should read this supplement in conjunction with the Prospectus and retain it for your future reference.
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